Exhibit 1.1

SEPARATION AGREEMENT AND GENERAL RELEASE
This Separation Agreement and General Release (the “Agreement”) is entered into by and between Philip Sassower (“Sassower”) and Xplore Technologies Corp. (“Xplore” or the “Company”) this 18th day of October 2017 (hereinafter, the “Effective Date”).  Sassower and Xplore are together referred to in this Agreement as the “Parties.”
The Parties hereby knowingly and voluntarily enter into this Agreement.  Sassower and Xplore acknowledge and agree that this Agreement constitutes the sole obligation of each to the other and that, except as expressly referenced herein, no other promises, commitments, or representations have been made with or by any of the Parties to the other.  The terms and conditions of this Agreement are as follows:
1.          Separation from Xplore.  Sassower hereby resigns as Chairman of Xplore’s Board of Directors and immediately resigns all other positions with the Company as of the Effective Date.  Sassower affirms that his resignation was not motivated or caused by any disagreement on any matter relating to the Company’s operations, policies, or practices.
2.          Separation Payment and Other Consideration to Sassower.  In consideration of Sassower’s agreement to the terms and conditions set forth in this Agreement, Xplore shall:
a)          Pay Sassower a total of Two Hundred Fifty Thousand Dollars ($250,000) in equal monthly installments over the course of twelve (12) months (Twenty Thousand Eight Hundred Thirty Three Dollars and Thirty Three Cents  ($20,833.33) per month), less applicable withholdings and deductions (the “Separation Payment”).  The first installment of the Separation Payment shall be made within three (3) business days of the expiration of the Revocation Period referenced in paragraph 15.  Each subsequent payment shall be made within thirty-one (31) days of the prior payment.
b)          Extend Sassower’s time to exercise his vested options to purchase Xplore stock, totaling Two Hundred Sixty Two Thousand Two Hundred Seventy Four (262,274) options (the “Vested Options”) until October 13, 2020 (the “Exercise Deadline”).
3.          No Further Consideration.  Sassower agrees that he is not entitled to and will not seek any further consideration from Xplore other than that to which he is entitled pursuant to this Agreement (except as referenced in paragraph 4(b) of this Agreement).  Sassower acknowledges that he has been paid all monies and other consideration due him (other than as set forth in this Agreement), including any and all wages, other compensation, stock, stock options (other than the stock options referenced in this Agreement), benefits and expenses.
4.          General Releases
a)          In exchange for the payments and promises provided for in this Agreement, Sassower knowingly and voluntarily releases and forever discharges Xplore and all of its parents, subsidiaries, affiliates, successors, and assigns, as well as its and their current and former shareholders, directors, officers, employees, and agents (whether acting in an individual or representative capacity) (collectively referred to in this Agreement as the “Releasees”), of and from any and all claims, known and unknown, Sassower has or may have against the Releasees as of the date of his execution of this Agreement.  This general release includes, but is not limited to:
•	All claims related to Sassower’s service on Xplore’s Board of Directors and/or his employment with Xplore and any related entities, the terms and conditions of such service and/or employment (including claims for salary, wages, commissions, bonuses, stock, stock options, benefits, severance, or any other form of payment or compensation), and the termination of such service and/or employment;
•	All claims for discrimination, retaliation, harassment, or hostile work environment;
•
All claims alleging violation of the following statutes, as amended:  the Civil Rights Act of 1964; the Civil Rights Act of 1991; Sections 1981 through 1988 of Title 42 of the United States Code; the Age Discrimination in Employment Act; the Americans with Disabilities Act; the Family and Medical Leave Act; the Sarbanes-Oxley Act of 2002; the Dodd-Frank Wall Street Reform and Consumer Protection Act; the Employee Retirement Income Security Act; the Texas Labor Code; or any other federal, state, or local constitution, statute, regulation, or ordinance;

•
All common law and statutory claims including, but not limited to, claims for breach of contract, promissory estoppel, misrepresentation, tortious interference, assault, battery, negligent or intentional infliction of emotional distress, duress, fraud, or violation of public policy; and

•	All claims for costs, fees, or other expenses, including attorneys’ fees, incurred in connection with this agreement.
b)          The above release does not waive any rights to indemnification Sassower may have as to any expenses (including attorneys’ fees), judgments, fines, or amounts paid in settlement (“Litigation Costs”) actually and reasonably incurred by Sassower, or any rights Sassower may have to the advancement of Litigation Costs, to the fullest extent such rights are provided by Delaware law or Xplore’s bylaws.
c)          In exchange for the consideration provided for in this Agreement, Xplore knowingly and voluntarily releases and forever discharges Sassower of and from any and all claims, known and unknown, Xplore has or may have against Sassower as of the date of its execution of this Agreement, including all claims related to Sassower’s service on Xplore’s Board of Directors and/or his employment with Xplore and any related entities.
5.          Acknowledgement of Waiver. This Agreement does not waive any claims or rights that cannot be waived by law including, without limitation, the rights referenced in paragraph 4(b) of this Agreement and any right Sassower may have to file a charge of discrimination with or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission.  However, Sassower acknowledges that he is waiving any claim or right to any form of damages or settlement in connection with any such charge, investigation or proceeding.  Nothing in this Agreement prohibits Sassower from reporting possible violations of federal law to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law.  Sassower does not need the prior authorization of Xplore to make, and is not required to disclose, any such reports or disclosures. Further, this Agreement does not limit Sassower’s right to receive an award for information provided to any such governmental agency or entity.
6.          November 2017 Xplore Stockholders Meeting.  Reference is made to the upcoming Xplore annual stockholders meeting scheduled to be held in November 2017 (the “Stockholders Meeting”).  Sassower agrees to timely deliver his completed proxy card for the Stockholders Meeting to Corporate Secretary Tom Wilkinson, in person, prior to the Stockholders Meeting; to vote all of his shares in favor of all of the proposals set forth in the Xplore proxy statement for the Stockholders Meeting (the “Proposals”), which shall be substantially in the form of the proposals provided to Sassower in advance of this Agreement; and not to revoke these proxies or name any substitute proxies once the aforementioned proxy cards are delivered.  In addition, Sassower agrees to use his best efforts to cause Phoenix Venture Fund (“PVF”) and SG Phoenix (“SG”) to timely deliver completed proxy cards to Tom Wilkinson and to vote all of their respective shares (PVF: 1,091,775 shares; SG: 24,524 shares) in favor of all of the Proposals.
7.          Mutual Confidentiality.  Sassower and Xplore agree that they will not disclose or discuss any of the circumstances related to their entry into this Agreement with any other person except for their attorneys and/or tax or financial advisors (and Sassower may discuss such circumstances with his immediate family members) (“Authorized Recipients”), provided, however, that any such Authorized Recipient agrees to abide by the terms of this provision.  In the event either Party discusses the circumstances related to the Parties’ entry into this Agreement with Authorized Recipients, it shall be such Party’s obligation to advise such individuals of this confidentiality provision and to direct them not to disclose or discuss any such circumstances with any other person or entity. This nondisclosure obligation does not, however, apply to the extent disclosure may be required pursuant to a valid subpoena, at the request of a government agency in connection with any investigation it is conducting, or as otherwise required by any applicable law, rule, or regulation.
8.          Confidential Materials.  In the course of Sassower’s service on Xplore’s Board of Directors and/or employment with Xplore, he had access to confidential and proprietary information and records, data, and other trade secrets of Xplore (“Confidential Information”).  Sassower shall not directly or indirectly disclose Confidential Information to any person or entity or use any Confidential Information in any way.  Sassower represents and warrants that, as of the date of this Agreement, he has returned to Xplore all property of Xplore or any Releasee in his possession, including, but not limited to, all documents, manuals, procedures, notebooks, trade ledgers, and any other Confidential Information.  Sassower further represents and warrants that he has deleted all Confidential Information from his personal computers, cell phones, other memory devices, and/or records.  Sassower further acknowledges and agrees that he continues to be bound by all other obligations with respect to the treatment of Xplore’s confidential and proprietary information and trade secrets.
9.          Mutual Non-disparagement.  Sassower agrees that he will not make or cause to be made any false or disparaging statements, either orally or in writing, concerning Xplore, its products or services, or any of its shareholders, officers, directors, employees, or agents.  Xplore agrees that it will instruct all of its current officers and directors not to make or cause to be made any false or disparaging statements about Sassower.  Xplore agrees to timely issue a press release in the form previously approved by the Parties.
10.          Breach of Agreement.  If Sassower materially and incurably (which notice to cure shall be in writing, specifying the breach and conditions needed to cure, along with seven (7) days to satisfy such breach) violates any of the provisions of paragraphs  6, 7, 8, or 9 of this Agreement, then: (i) Sassower shall not receive, and Xplore shall have no obligation to make, any further installments of the Separation Payment referenced in paragraph 2(a); and (ii) the Exercise Deadline referenced in paragraph 2(b) shall be inapplicable and, consistent with the terms under which the Vested Options were granted, Sassower’s time to exercise the Vested Options shall expire three (3) months after the termination of his Service (as that term is defined in Xplore’s 2009 Stock Incentive Plan) with the Company.  Nothing in this paragraph shall preclude Xplore from pursuing any other remedies it may have in law or equity for any breach of this Agreement by Sassower.

11.          Mandatory Mediation and Dispute Resolution.  In the event of a dispute, Sassower and Xplore agree to submit the matter to mandatory mediation before a single mediator at JAMS in New York, NY, and if the matter is not resolved, then a confidential and binding arbitration shall commence at JAMS in New York, NY, with Sassower and Xplore sharing equally all costs and fees (including mediator/arbitrator fees) associated with any such mediation or arbitration (except that each Party shall pay its own attorneys’ fees).
12.          Governing Law.  This Agreement shall be subject to and governed by the laws of the State of New York, without regard to its choice of law principles.
13.          Severability.  If any part(s) of this Agreement is found to be invalid, the remaining parts hereof shall remain in full force and effect.
14.          Entire Agreement; No Oral Modification. Except as expressly referenced herein, this Agreement constitutes the entire agreement between the Parties with respect to the subject matters hereof.  No waivers with respect to, amendments to, or changes in the obligations created by this Agreement shall be effective unless reduced to writing and signed by the Parties.
15.          Knowing and Voluntary.  By signing below, Sassower attests that he is entering into this Agreement freely, knowingly, and voluntarily, without duress or coercion, and with a full understanding of its terms.  Sassower acknowledges that he has been given a period of twenty-one (21) days to consider the terms of this Agreement.  He may revoke his acceptance of this Agreement by providing written notification of his revocation to Xplore’s counsel, John Hempill, Sheppard, Mullin, Richter & Hampton LLP, 30 Rockefeller Plaza, New York, NY 10112, within seven (7) days of his execution of this Agreement (the “Revocation Period”).  If Sassower revokes his acceptance of this Agreement, the Agreement will be null and void in all respects.
16.          Representation by Attorney.  Sassower is advised to discuss this Agreement with his attorney and acknowledges that he has been provided ample opportunity to do so.
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IN WITNESS WHEREOF, the Parties have executed this Agreement freely, voluntarily, and knowingly, with the intention of being legally bound by it as of the Effective Date.

PHILIP SASSOWER /s/ Philip Sassower Date: October 18, 2017	XPLORE TECHNOLOGIES CORP. Sign: /s/ Tom Wilkinson Print: Tom Wilkinson Date: October 18, 2017